February 22, 2013

VIA EDGAR

Mr. Larry Spirgel, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re: Augme Technologies, Inc.

Form 10-K for Fiscal Year Ended February 29, 2012

Filed May 8, 2012

File No. 333-57818

Dear Mr. Spirgel:

This letter is in response to your letter dated February 14, 2013 to Augme Technologies, Inc. (the "Company") regarding the Company's Annual Report on Form 10-K for the fiscal year ended February 29, 2012.  For your ease of reference, we have repeated the comments included in your letter immediately above each response.

Legal Proceedings, page 15

1.

For all your pending legal proceedings, please include a brief summary of the material facts underlying the proceedings in future filings.  For example, the disclosure should be clear as to who is suing whom; whether equitable or monetary relief is being sought; and how the infringement relates to the operations of the company’s business.

In its future filings, the Company will include a brief summary of the material facts underlying the proceedings, as you requested.

Management’s Discussion and Analysis of Financial Condition…, page 21

Trends, Events and Uncertainties, page 22

2.

In your future filings, please discuss uncertainties raised by your patent enforcement strategy.  For example, please discuss the potential impact on the net carrying value of your patents if you receive an unfavorable ruling in a patent enforcement case.

In its future filings, the Company will discuss uncertainties raised by its patent enforcement strategy including, without limitation, the potential impact on the net carrying value of the Company's patents if it receives an unfavorable ruling in a patent enforcement case, as you requested.

3.

In your future filings, please discuss the challenges to monetizing mobile users through mobile marketing and advertising.

In its future filings, the Company will discuss the challenges to monetizing mobile users through mobile marketing and advertising, as you requested.

Liquidity and Capital Resources, page 24

4.

We note that cash used in operating activities was $14.7 million in 2012.  In your future filings, please provide more detailed disclosure about your cash needs and funding sources for the next 12 months.  Include within the discussion of your cash needs your anticipated capital expenditures, patent defense costs, payments due under capital leases and product development expenses.  Also please discuss how sales of securities under your registration statement on Form S-3 and issuance of securities to satisfy your obligations under your earn-out may constrain your ability to raise additional funding in the future because of dilution.

As you requested, in future filings, the Company will provide more detailed disclosure about its cash needs and funding sources for the next 12 months and will discuss how sales of its securities along with the issuance of shares of common stock to satisfy its obligations under the earn-out may constrain its ability to raise additional funding in the future because of dilution.

In responding to your comments, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter has adequately addressed your comments.  If you have additional comments or questions, please contact Kevin Friedmann, Esq. via e-mail at kfriedmann@richardsonpatel.com or by telephone at (212) 561-5559.

Very truly yours,

AUGME TECHNOLOGIES, INC.

By: /s/ Thomas J. Virgin

     Thomas J. Virgin

     Chief Financial Officer